UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SALE OF UNREGISTERED SECURITIES ON APRIL 4, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . .

For the transition period from _________________ to _________________

COMMISSION FILE NUMBER 0-28542

ICTS INTERNATIONAL, N.V.
-----------------------------------------------------------------------------
(Exact Name of Registrant as specified in its charter)

Not Applicable
-----------------------------------------------------------------------------
(Translation of Registrant's name into English)

The Netherlands
-----------------------------------------------------------------------------
(Jurisdiction of incorporation or organization)

Walaardt Sacréstraat, 425-4, 1117 BM Schiphol Oost, The Netherlands
-----------------------------------------------------------------------------
(Address of principal executive offices)

Alon Raich, Tel: +31-20-3471077,
Email: alon@ictsinternational.com, Address: Same as above
-----------------------------------------------------------------------------
(Name, Telephone, E-mail and/or Facsimile number
and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class: None
Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value 0.45 Euro per share
-----------------------------------------------------------------------------
(Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

None
-----------------------------------------------------------------------------
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 21,000,000.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐          NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐          NO ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒          NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒          NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, am accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐          Accelerated filer ☐           Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐          Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐           NO ☐

ITEM 3.02          Unregistered Sales of Equity Securities

In accordance with Registrant’s customary practice, on April 4, 2018 the Registrant entered into stock purchase agreements with its Supervisory Board members (5 members) and key executives (4 persons) to sell to them an aggregate of 3,350,000 shares of unregistered common stock for a purchase price of $0.66 per share representing the average market price of the common price over a 10-day period or a total aggregate of $2,212,000. Under the agreements the shares are restricted from sale for a 2year period.  The registrant relies on an exemption from the registration requirement on Section 4(2) of the Securities Act of 1933 as amended.  The shares represent 16% of the current outstanding equity.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Ran Langer
Ran Langer, Managing Director

Dated: April 9, 2018